

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via Email
Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
21 Souriqouis Street
Chatham, Ontario N7M2T1

> **Re:** **Success Exploration & Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed February 28, 2011**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated disclosure with each amendment. In particular, update the status of the exploration activities you anticipated would begin in the Spring of 2011 and whether you conducted exploration or paid the Province of British Columbia prior to the February 23, 2011 due date in order to maintain your interest in the property.

2. We note your response to our prior comment 2 from our letter dated September 2, 2010 and reissue the comment. Please provide an agent for service that is located within the United States on the cover page of the registration statement where it indicates "(Name including zip code and telephone number, including area code, of agent for service)."

3. We note your disclosure here and on page 38 states "This offering is bifurcated as follows: (1) the Company shall offer for sale 9,626,000 shares of common stock for which any proceeds resulting from sales shall be payable to the Company (the "Primary

Offering").'' This disclosure appears to be inconsistent with the disclosure on page two which explains that 1,626,000 shares are being offered for sale by the selling shareholders, and 8,000,000 shares are being offered for sale by the Company. Please revise your disclosures as necessary for this inconsistency.

4.   We note your response to our prior comment 7 from our letter dated September 2, 2010. Please include two prospectuses, which could be presented to investors of each type of offering.

Cover Page of Prospectus

5.   In the Offering Proceeds table, we note the "(1)" and "(2)" at the end of the "Total Offering Expenses" and "Net Proceeds from Offering" rows, respectively. Please clarify to what information these notations refer.

Summary Information and Risk Factors, page 5

6.   We note your response to our prior comment 9 from our letter dated September 2, 2010. Please clarify and provide the documents, "Special Meeting BOD_4-28-2010 Claim Purchase.doc," and "Tenure Detail m map 104m.htm," referenced in your response dated August 11, 2010.

7.   In addition, please modify your disclosure in this section and throughout the filing to clarify the nature of your "interest" in the Red Rupert Mining Claim, the value paid for the claim and any activities. We may have further comments.

Use of Proceeds, page 16

8.   We note your response to our prior comment 11 from our letter dated September 2, 2010. Please clarify your intended use of the money labeled as general operating capital and the reason the amounts allotted to the general operating capital make up the majority of the use of proceeds given your primary objective of conducting exploration on the Red Rupert Claim. In addition, please indicate whether the language you added in response to our prior comment is anticipated work on the Red Rupert Claim and why the amounts are not included in your discussion of the use of proceeds for the Red Rupert claim.

9.   In addition, we note your reference to "market conditions and the availability of promising prospects or claims" in your general operating capital section. Please explain further what is meant by your statement and provide examples of how market conditions would change the allocation percentages for your general operating capital section.

Exhibit 5.1

10.   We note your response to prior comment 16 from our letter dated September 2, 2010 and reissue it with further clarification. As the shares being resold by the selling stockholders are already outstanding, please obtain a revised opinion that indicates that the shares <u>are</u> validly issued, fully-paid and non-assessable instead of a statement that the shares <u>will be</u> validly issued, fully-paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: John E. Dolkart, Esq.